Exhibit 99.1

YM BIOSCIENCES ANNOUNCES ADOPTION OF RENEWED SHAREHOLDERS’ RIGHTS PLAN

MISSISSAUGA, Canada – October 22, 2007 – YM BioSciences Inc. (AMEX: YMI, TSX: YM, AIM: YMBA), an oncology company that identifies, develops and commercializes differentiated products for patients worldwide, today announced that its Board of Directors has adopted a renewed Shareholder Rights Plan Agreement. The Rights Plan is designed to encourage the fair treatment of shareholders in connection with any take-over offer for the Company. The Rights Plan was not adopted in response to any anticipated takeover bid, but as a general planning measure.

The previous Rights Plan was adopted on October 19, 2004 and will expire at the close of business on the day of the Company’s Annual General meeting to be held on November 28, 2007. Shareholders will be asked to confirm the renewed plan at the meeting. The material terms of the renewed plan are the same as the previous Rights Plan with the exception that, if approved by the shareholders, the Rights Plan will now have a term of 10 years, subject to reconfirmation by the shareholders every three years.

The Rights Plan, if approved, will continue to provide the Board and shareholders more time to consider the terms of any take-over bid and allow more time for the Board to pursue, if appropriate, other alternatives to maximize shareholder value. Pursuant to the terms of the Rights Plan, any bid that meets certain criteria intended to protect the interests of all shareholders are deemed to be Permitted Bids. A Permitted Bid must be made by way of a take-over bid circular prepared in compliance with applicable securities laws and, in addition to certain other conditions, must remain open for 60 days. In the event a take-over bid does not meet the Permitted Bid requirements of the Rights Plan, the Rights issued under the plan will entitle shareholders, other than any shareholder or shareholders involved in the take-over bid, to purchase additional common shares of YM BioSciences at the Exercise Price as at the Business Day immediately preceding the date of exercise of the Right.

The plan is subject to acceptance for filing by the Toronto Stock Exchange. A copy of the complete plan is available at www.sedar.com and is available from the Company on request.

About YM BioSciences

YM BioSciences Inc. is an oncology company that identifies, develops and commercializes differentiated products for patients worldwide.  The Company has two late-stage products: nimotuzumab, a humanized monoclonal antibody that targets the epidermal growth factor receptor (EGFR) and is approved in several countries for treatment of various types of head and neck cancer; and AeroLEF™, a proprietary, inhaled-delivery composition of free and liposome-encapsulated fentanyl in development for the treatment of moderate to severe pain, including cancer pain.

This press release may contain forward-looking statements, which reflect the Company's current expectation regarding future events. These forward-looking statements involve risks and uncertainties that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, but are not limited to, changing market conditions, the successful and timely completion of clinical studies, the establishment of corporate alliances, the impact of competitive products and pricing, new product development, uncertainties related to the regulatory approval process and other risks detailed from time to time in the Company's ongoing quarterly and annual reporting. Certain of the assumptions made in preparing forward-looking statements include but are not limited to the following: that nimotuzumab will continue to demonstrate a competitive safety profile in ongoing and future clinical trials; that AeroLEF™ will continue to generate positive efficacy and safety data in future clinical trials; and that YM and its various partners will complete their respective clinical trials within the timelines communicated in this release. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Enquiries:
Thomas Fechtner, the Trout Group LLC	James Smith, the Equicom Group Inc.
Tel. +1-646-378-2931	Tel. +1-416-815-0700 x 229
Email: tfechtner@troutgroup.com	Email: jsmith@equicomgroup.com

Nominated Advisor
Canaccord Adams Ltd.
Ryan Gaffney
Tel. +44(0)20 7050 6500